UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Kevin Frankel
ACOF Management, L.P.
1999 Avenue of the Stars, Suite 1900
Los Angeles, California  90067
(310) 201-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 116,629,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 116,629,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,629,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 116,629,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 116,629,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,629,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 34.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 116,629,263

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 116,629,263

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,629,263

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Leveraged Investment Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,011,007

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,011,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,011,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares II Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,011,007

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,011,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,011,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,011,007

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,011,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,011,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Parent Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,011,007

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,011,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,011,007

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 220,823,340

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 220,823,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,823,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.7%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 220,823,340

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 220,823,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,823,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 220,823,340

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 220,823,340

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,823,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.7%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of ACOF Management, L.P., a Delaware limited partnership (“ACOF Management”), filed with the Securities and Exchange Commission on May 1, 2003 and amended by Amendment No. 1 filed on August 5, 2003 and Amendment No. 2 filed on August 29, 2003.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and 2003 Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a Delaware  corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 3 is hereby amended to add the following:
Item 3.	Source and Amount of Funds or Other Consideration

On March 11, 2004, Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership (“ACOF”), purchased 576 shares of Preferred Stock for aggregate consideration equal to $546,680.00.  Then, on April 19, 2004, ACOF, purchased 1,174 additional shares of Preferred Stock and 4,100,047 shares of Common Stock, at a purchase price of $2,681,481.21.  The working capital of ACOF was the source of the funds for both purchases.

Item 4 is hereby amended to add the following:
Item 4.	Purpose of Transaction

(a)  On March 11, 2004, ACOF purchased 576 shares of Preferred Stock for aggregate consideration equal to $546,680.00 and on April 19, 2004, ACOF acquired 1,174 additional shares of Preferred Stock and 4,100,047 shares of Common Stock, at a purchase price of $2,681,481.21 (the “Purchases”).  ACOF acquired the Preferred Stock in the Secondary Purchase for investment purposes.

(b), (c), (d), (e), (f) and (g) Not applicable.
Item 5 is hereby amended to add the following:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  ACOF is the direct beneficial owner of (i) 4,110,047 shares of Common Stock and (ii) 44,636 shares of Preferred Stock, convertible into an aggregate of 112,519,216 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through April 19, 2004, by the conversion price of the Preferred Stock, which is

$0.42 (the “Conversion Price”).  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by ACOF is equal to approximately 34.6% of the outstanding Common Stock of the Issuer, assuming conversion of all the Preferred Stock owned by ACOF.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by ACOF is equal to approximately 18.6% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) ACOF, (ii) ACOF Management, as the general partner of ACOF, (iii) ACOF Operating Manager, L.P. (“ACOF Operating”), as the general partner of ACOF Management and the manager of ACOF, (iv) Ares Management, Inc., as the general partner of ACOF Operating, (v) Ares Management LLC (“Ares LLC”), as the direct or indirect beneficial owner of all of the partnership interests of ACOF Operating and (vi) Ares Partners Management Company, LLC (“Ares Partners Management”), as the direct or indirect beneficial owner all of the outstanding membership interests of Ares LLC, may be deemed to have the shared power to vote and dispose of the shares of Common Stock and Preferred Stock owned by ACOF.  The working capital of ACOF was the source of the funds for the Purchases.  No part of the purchase price paid by ACOF was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock held by ACOF.

Ares Leveraged Investment Fund, L.P. (“Ares I”) is the direct beneficial owner of (i) 66,667,178 shares of Common Stock and (ii) a warrant to purchase 15,515,892 shares of Common Stock, which warrant is exercisable within 60 days of April 21, 2004.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 34.2% of the outstanding Common Stock of the Issuer, assuming none of the outstanding Preferred Stock has been converted.  The Common Stock and Warrant, assuming the Warrant is fully-exercised, beneficially owned by Ares I is equal to approximately 12.8% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares I, (ii) Ares Management, L.P. (“Ares Management”), as manager of Ares I, (iii) Ares Operating Member, LLC, as general partner of Ares Management, (iv) Ares LLC, and (v) Ares Partners Management, may be deemed to have the shared power to vote and dispose of shares of Common Stock owned by Ares I.

Ares Leveraged Investment Fund II, L.P. (“Ares II”) is the direct beneficial owner of (i) 11,088,304 shares of Common Stock, and (ii) 4,333 shares of Preferred Stock, convertible into an aggregate of 10,922,703 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through April 19, 2004, by the Conversion Price.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by Ares II is equal to approximately 9.3% of the outstanding Common Stock of the Issuer, assuming conversion of all the Preferred Stock owned by Ares II.  The Common Stock and Preferred Stock, on an as-converted basis, beneficially owned by Ares II is equal to approximately 3.5% of the outstanding Common Stock of the Issuer, assuming conversion of all the outstanding Preferred Stock of the Issuer.  Each of (i) Ares II, (ii) Ares II Management, L.P. (“Ares II Management”), as manager of Ares II, (iii) Ares Operating Member II, LLC (“Ares II Operating”), as general partner of Ares II Management, (iv) Ares Parent Operating Member II, LLC, as sole member of Ares II Operating, (v) Ares LLC, and (vi) Ares Partners Management Company, LLC, may be deemed to have the shared power to vote and dispose of shares of Common Stock and Preferred Stock owned by Ares II.

The filing of this statement shall not be construed as an admission that any entity is the beneficial owner of any securities covered by this Amendment.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 21st day of April, 2004.

ACOF MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES LEVERAGED INVESTMENT FUND, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES II MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES LEVERAGED INVESTMENT FUND II, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ACOF OPERATING MANAGER, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES OPERATING MEMBER, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES OPERATING MEMBER II, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES PARENT OPERATING MEMBER II, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES MANAGEMENT, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES MANAGEMENT, INC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel